UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File No. 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia
V7X 1M6 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ]          Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

EXPLANATORY NOTE

On June 4, 2013, Primero Mining Corp. ("Primero") filed on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, Certificates of Qualified Person (NI 43-101), in connection with the Technical Report (NI 43-101) and related Consents of Qualified Person, which were previously filed on SEDAR on April 1, 2013, and with the United States Securities and Exchange Commission EDGAR system as a Form 6-K on April 4, 2013.

Copies of the filing(s) are attached to this Form 6-K and should be read in conjunction with the Technical Report:

Exhibits
99.1	Certificate of Qualified Person_John Skeet
99.2	Certificate of Qualified Person_Timothy J. Carew
99.3	Certificate of Qualified Person_Thomas Dyer
99.4	Certificate of Qualified Person_Peter Hayward

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2013

PRIMERO MINING CORP.

/s/ David Blaiklock
David Blaiklock
Chief Financial Officer